EXHIBIT 99.1









                        Consolidated Financial Statements

                            Palmetto MobileNet, L.P.

                  Years Ended December 31, 1999, 1998 and 1997
                       with Report of Independent Auditors

                            Palmetto MobileNet, L.P.
                        Consolidated Financial Statements
                  Years Ended December 31, 1999, 1998 and 1997



                                    Contents

Report of Independent Auditors.............................................1

Consolidated Financial Statements

Consolidated Balance Sheets................................................2
Consolidated Statements of Income and Partners' Equity.....................3
Consolidated Statements of Cash Flows......................................4
Notes to Consolidated Financial Statements...............................5-8





















                                     (i)

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                         Report of Independent Auditors

To the Partners of
Palmetto MobileNet, L.P.

We have audited the accompanying consolidated balance sheets of Palmetto MobileNet, L.P. as of December 31, 1999 and 1998, and the related consolidated statements of income and partners' equity, and cash flows for each of the three years ended December 31, 1999, 1998, and 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain RSA partnerships, the investments in which, as discussed in Note 3 to the financial statements, are accounted for by the equity method of accounting. The investments in these RSA partnerships were $94,565,607 and $96,613,823 as of December 31, 1999 and 1998, respectively, and the equity in their net income was $27,644,685, $23,390,795, and $15,014,286 for the years 1999, 1998, and 1997, respectively. The financial statements of the RSA partnerships were audited by other auditors whose reports were furnished to us, and our opinion on the consolidated financial statements of Palmetto MobileNet, L.P., insofar as it relates to the amounts included for the RSA partnerships, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Palmetto MobileNet, L.P. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998, and 1997 in conformity with generally accepted accounting principles.



                                      /s/  Bauknight Pietras & Stormer, P.A.
                                      --------------------------------------
                                        Bauknight Pietras & Stormer, P.A.


April 14, 2000
Columbia, South Carolina











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                            Palmetto MobileNet, L.P.
                           Consolidated Balance Sheets


                                                      December 31,
                                        --------------------------------------
                                              1999                   1998
                                        -----------------      ---------------
Assets
Current assets:

  Cash and cash equivalents                 $20,217,143          $12,181,206
                                           ------------          -----------
Total current assets                         20,217,143           12,181,206

Interest in RSA partnerships                 94,565,607           96,613,823

Other assets:
  Rural Telephone Finance Cooperative           448,545              448,545
    Subordinated Capital Certificates
                                           ------------         ------------

  Total assets                             $115,231,295         $109,243,574
                                           ============         ============

Liabilities and partners' equity
Current liabilities:
  Accounts payable - PMN, Inc.                  $125,219            $149,920
  Accounts payable and accrued expenses           22,558              50,237
  Accrued interest                                37,596              44,583
  Accrued distributions to partners                   --             496,375
  Current portion of long-term debt            1,149,923           1,078,118
                                            ------------         ------------
Total current liabilities                      1,335,296           1,819,233

Long-term debt, net of current portion         5,824,703           6,974,627

Partners' equity                             108,071,296         100,449,714
                                            ------------         ------------

Total liabilities and partners' equity      $115,231,295        $109,243,574
                                           ==============       =============






See accompanying notes.



                                     2



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

                            Palmetto MobileNet, L.P.

             Consolidated Statements of Income and Partners' Equity


                                                  Years Ended December 31,
                                       -----------------------------------------------
                                           1999             1998             1997
                                       ------------    -------------     -------------

Equity in earnings of RSA partnership
  interests                            $27,644,685      $23,390,795       $15,014,286

Management fee                            (209,561)        (243,194)         (316,157)
                                       -----------      -----------      ------------
Income from operations                  27,435,124       23,147,601        14,698,129

Other income (expense):
  Interest expense                        (464,708)        (561,851)         (618,326)
  Investment income                        665,013          485,851           863,028
 Other                                      (6,056)         179,637           351,673
                                       -----------      -----------        ----------
Net income                              27,629,373       23,251,238        15,294,504

Partners' equity, beginning of year    100,449,714       36,438,703        39,244,199
Contribution of partners' equity            11,689              --               --
Equity exchanged for partnership
  interests                                    --        57,699,333              --
Distributions to partners              (20,019,480)     (16,939,560)      (18,100,000)
                                      ------------     ------------      ------------

Partners' equity, end of year         $108,071,296     $100,449,714       $36,438,703
                                      ============     ============      ============



















See accompanying notes.


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
                           Palmetto MobileNet, L.P.

                      Consolidated Statements of Cash Flow

                                                   Years Ended December 31,
                                           -----------------------------------------
                                               1999           1998         1997
                                           ------------   ------------   -----------

Operating activities

Net income                                  $27,629,373    $23,251,238   $15,294,504
Adjustments to reconcile net income to
net cash used in operating activities:
  Equity in earnings of RSA
    partnership interests                   (27,644,685)   (23,390,795)  (15,014,286)
  Changes in operating assets and
    liabilities:
      Accounts receivable                           --             --        114,402
      Accounts payable and accrued expenses     (59,368)       (15,305)   (2,501,847)
                                             -----------    -----------   -----------
Net cash provided in operating activities       (74,680)      (154,862)   (2,107,227)


Investing activities
Investment in RSA partnership interests              --       (393,221)          --
Proceeds from RSA partnership distributions  29,692,902     25,341,231     8,287,967
Costs of acquisition                                 --       (300,838)      (57,121)
Refund of investment in Rural Telephone
Finance Cooperative Subordinated Capital
Certificates                                         --         51,455     1,763,158
                                             ----------     ----------    ----------
Net cash provided by investing activities    29,692,902     24,698,627     9,994,004


Financing activities
Repayments of long-term debt                 (1,078,119)      (918,151)     (829,864)
Additional partnership capital received          11,689           --             --
Distributions of partnership capital        (20,515,855)   (16,443,185)  (18,100,000)
                                            ------------   ------------  ------------
Net cash used in financing activities       (21,582,285)   (17,361,336)  (18,929,864)
                                            ------------   ------------  ------------

Net change in cash and cash equivalents       8,035,937      7,182,429   (11,043,087)
Cash and cash equivalents, beginning
  of year                                    12,181,206      4,998,777    16,041,864
                                            -----------    -----------    ----------

Cash and cash equivalents, end of year      $20,217,143    $12,181,206    $4,998,777
                                           ============    ===========    ==========





See accompanying notes.


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                            Palmetto MobileNet, L.P.
                   Notes to Consolidated Financial Statements
                           December 31, 1999 and 1998

1.  Description of Business and Summary of Significant Accounting Policies

Palmetto MobileNet, L.P.(the "Partnership") is a South Carolina limited partnership and is a general partner in ten general partnerships formed to provide cellular telephone service in certain Rural Service Areas ("RSA") in South Carolina and North Carolina. These partnerships' operations are managed by affiliates of ALLTEL Communications, Inc.

Consolidation

The financial statements include the accounts of the Partnership and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Partnership maintains its cash and cash equivalent balances in one financial institution located in Columbia, South Carolina. At December 31, 1999 and 1998, cash equivalents of $17,600,000 and $11,250,000, respectively, consist of investments in repurchase agreements.

Interests in RSA Partnerships

Investments in the RSA general partnerships are accounted for using the equity method, under which the Partnership's share of earnings of these partnerships is reflected in income as earned and distributions are credited against the interests in the partnerships when received.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Palmetto MobileNet, L.P. is a South Carolina limited partnership and, therefore, is not subject to income taxes. Each partner includes in income its distributive share of the Partnership's taxable income or loss.






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                            Palmetto MobileNet, L.P.
             Notes to Consolidated Financial Statements (continued)

2.  Acquisition

In January 1998, the Partnership entered into an agreement to acquire 100% of the members equity of CT Cellular Holdings 4/5, L.L.C., 100% of the members equity of CT Cellular Holdings 15, L.L.C. and a 51% interest in Ellerbe-Concord Cellular Company (a North Carolina general partnership) in exchange for 28,300 units of Partnership equity valued at approximately $57,700,000. The transaction has been recorded using purchase accounting. The financial results of CT Cellular Holdings 4/5, L.L.C., CT Cellular Holdings 15, L.L.C., and Ellerbe-Concord Cellular Company have been included in the accompanying financial statements for the period from January 1, 1998 (the date of acquisition) through December 31, 1999. The acquisition has been accounted for as a non-cash investing and financing activity in the accompanying statement of cash flows.

As a result of the above transaction, the Partnership obtained a 50% interest in North Carolina RSA 5 Cellular Partnership and a 50% interest in North Carolina RSA 15 Cellular Partnership. Consistent with investments in other general partnerships, these interests are accounted for using the equity method. The investments in these partnerships, which are recorded at cost less amortization, exceed the underlying equity in net assets by approximately $11,116,000 and $37,512,000, respectively.

Approximately $48,627,000 of cost in excess of underlying equity in net assets is being amortized over a 15 year period. Accumulated amortization, which has been recorded as a reduction in the interest in RSA partnerships and a reduction in the equity in earnings of RSA partnership interests, was approximately $6,483,000 and $3,241,000 at December 31, 1999 and 1998 respectively.
Amortization expense for the years ended December 31, 1999 and 1998 was approximately $3,241,000.

3.  Interests in RSA Partnerships

Interests in RSA partnerships which are all engaged in providing cellular telephone service to rural areas of South Carolina and North Carolina, are:

South Carolina RSA No. 2 Cellular General Partnership (50% owned) South Carolina RSA No. 3 Cellular General Partnership (50% owned) South Carolina RSA No. 4 Cellular General Partnership (50% owned) South Carolina RSA No. 5 Cellular General Partnership (50% owned) South Carolina RSA No. 6 Cellular General Partnership (50% owned) South Carolina RSA No. 7 Cellular General Partnership (50% owned) South Carolina RSA No. 8 Cellular General Partnership (50% owned) South Carolina RSA No. 9 Cellular General Partnership (50% owned) North Carolina RSA 5 Cellular Partnership (50% owned)
North Carolina RSA 15 Cellular Partnership (50% owned)






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                            Palmetto MobileNet, L.P.
             Notes to Consolidated Financial Statements (continued)

3   Interests in RSA Partnerships (continued)

Summarized combined financial information for the RSA partnerships (including 1997 information for the North Carolina RSA partnerships that were purchased in
1998) follows:

At December 31:
                                     1999              1998
                                -----------------------------------

Current assets                     $19,007,806      $27,280,291
Noncurrent assets                   96,892,187       83,149,074
Current liabilities                 11,055,823        7,972,387
Partners' equity                   104,844,170      102,456,978


For the years ended December 31:

                                   1998              1997             1996
                                -----------------------------------------------

Net sales                       $185,006,365      $163,628,528    $133,057,976
Net income                        61,772,996        53,265,210      41,220,607


The Partnership's equity in the combined net income of the RSA partnerships was $30,886,498, $26,632,605, and $15,014,286 for the years ended December 31, 1999,
1998, and 1997, respectively. Market values of these partnership interests are not readily available.

4.  Long-Term Debt

The Partnership has a $10 million term loan agreement and a $3 million working line of credit agreement with the Rural Telephone Finance Cooperative (the "RTFC"). The terms of the agreements require the Partnership to maintain a specified amount of RTFC Subordinated Capital Certificates ("SCC's"). The Partnership had $448,545 of SCC's at December 31, 1999 and 1998.

The debt is collateralized by a first lien on the assets of the Partnership other than the Partnership's equity interests in the ten RSA partnership investments. The term loan provides varying quarterly payments of principal, plus interest at fixed rates ranging from 5.85% to 6.50%. The terms of the line of credit agreement provide for interest to be paid quarterly at the RTFC's published variable interest rate. No funds have been advanced against the line of credit agreement. At December 31, 1999 and 1998, $6,974,626 and $8,052,745 were outstanding under the financing agreement.

Under the terms of the financing agreement, the Partnership is required to maintain a specified debt service coverage ratio. The Partnership was in compliance with this covenant at December 31, 1999.

The carrying amount of the Company's long-term debt approximates fair value.






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                            Palmetto MobileNet, L.P.
             Notes to Consolidated Financial Statements (continued)

4.  Long-Term Debt (continued)

Cash paid for interest totaled $471,965, $567,935, and $621,158 for the years ended December 31, 1999 1998, and 1997, respectively.

Maturities of long-term debt are as follows:

2000                                                   $1,149,923
2001                                                    1,226,510
2002                                                    1,308,198
2003                                                    1,395,326
2004                                                    1,488,257
Thereafter                                                406,412
                                                -----------------

                                                       $6,974,626
                                                =================


5. Related Party Transactions

The business affairs of Palmetto MobileNet, L.P. are managed by its 0.8% general partner, PMN, Inc. For the years ended December 31, 1999, 1998, and 1997, approximately $210,000, $243,000, and $316,000 were paid to the general partner to perform this function.

6. Commitments and Contingencies

Pursuant to each RSA general partnership agreement, Palmetto MobileNet, L.P. is subject to requests for additional capital.

The Internal Revenue Service ("IRS") is performing examinations of the records of a significant number of the RSA partnerships, in which the Partnership has ownership interests, for the years ended December 31, 1991 to 1996. For certain RSA's, the IRS has completed its audits and has issued "60 Day Letters" indicating adjustments they plan to make to the RSA tax returns. The RSA partnerships are vigorously contesting the IRS audit findings and, as a result, the amount of final adjustment, if any, cannot be determined at this time. The final adjustments, if any, from the IRS examinations will ultimately be allocated to each partner to be included in their taxable income.






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